UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 000-28627

Patch International Inc.

(Translation of registrant’s name into English)

Suite 700, 520 – 5th Avenue S.W., Calgary, Alberta T2P-3R7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patch International Inc.
(Registrant)

Date	May 4, 2009	By	/s/ Jason Dagenais
(Signature) *

* Print the name and title under the signature of the signing officer.

PATCH INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2009

(Stated in U.S. Dollars)

Unaudited

Notice to Reader

The accompanying unaudited interim financial statements of Patch International Inc. for the three and nine months ended February 28, 2009 have been prepared by management and approved by the Board of Directors of the Corporation. These statements have not been reviewed by the Corporation's external auditors.

Dated April 28, 2009

Jason Dagenais

Chief Operating Officer

Patch International Inc.
Consolidated Balance Sheets
(Unaudited)

	February 28,	May 31,
(U.S. Dollars)	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$99,398	$1,020,464
Accounts receivable	327,316	394,489
Due from related party (Note 12)	1,005,989	1,007,679
Prepaid expenses and other	164,562	259,200
Total Current Assets	1,597,265	2,681,832

Marketable securities (Note 5)	100	100,122
Joint venture receivable (Note 6)	276,958	339,388
Property and equipment	25,751	113,331
Oil and gas interests (Note 4)	1,379,735	39,197,000
Total Assets	$3,279,809	$42,431,673

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,091,909	$1,579,473
Income tax payable	2,525,483	3,446,780
Due to related party (Note 12)	1,000,000	1,000,000
Total Current Liabilities	4,617,392	6,026,253
Asset retirement obligations (Note 7)	121,292	148,134
Future income taxes	924,335	924,335
Total Liabilities	5,663,019	7,098,722
STOCKHOLDERS' EQUITY
Common Stock (Note 8a)	35,776	35,776
Exchangeable shares	10,302,376	10,302,376
Additional paid in capital	32,275,362	29,868,097
Accumulated other comprehensive income	1,466,785	896,468
Retained (deficit)	(46,463,509)	(5,769,766)
Total Stockholders' Equity	(2,383,210)	35,332,951
Total Liabilities and Shareholders' Equity	$3,279,809	$42,431,673

Future operations (Note 2)
Contingencies (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

Patch International Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)

	Three months ended February 28,		Nine months ended February 28,
(U.S. Dollars)	2009	2008	2009	2008
Revenue
Oil and gas	-	45	$-	$8,177

Expenses
Oil and gas production and royalties	-	10,269	-	54,840
General and administrative (Note 8c)	(2,014)	872,058	3,033,430	2,919,070
Interest	83,614	111,295	293,072	111,295
Depreciation, accretion and impairment of oil and gas assets	25,680	1,729,491	29,258,008	1,749,798
Dry hole costs	-	8,180	-	536,662
Geological and geophysical costs	-	566	-	102,281
Total expenses	107,280	2,731,859	32,584,510	5,473,946
Other income (expenses)
Interest and other	(27)	20,218	6,358	119,512
Financing costs (Note 9)	-	(306,231)	-	(946,853)
Holding gain on exchangeable shares and special warrants (Note 9)	-	-	-	18,178,828
Holding loss on marketable securities (Note 5)	2,261	(56,871)	(86,289)	(729,621)
(Loss) gain on foreign exchange	(931,832)	957,037	(9,243,671)	3,870,352
Gain on foreign exchange relating to current income taxes payable	50,959	(200,040)	1,214,369	(389,542)
Total other income (loss)	(878,639)	414,113	(8,109,233)	20,102,676
Income (loss) before income taxes	(985,919)	(2,317,701)	(40,693,743)	14,636,907
Provision for income taxes
Current	-	-	-	-
Deferred	-	(732,225)	-	(288,918)
Net income (loss)	(985,919)	(1,585,476)	(40,693,743)	14,925,825

Other comprehensive income (Note 10)	47,977	(40,704)	570,317	62,381
Comprehensive income (loss)	(937,942)	(1,626,180)	$(40,123,426)	$14,988,206

Net income (loss) per share
Basic	$(0.02)	$(0.04)	$(0.88)	$0.43
Diluted	$(0.02)	$(0.04)	$(0.88)	$0.38
Weighted average number of common shares outstanding
Basic	46,078,100	43,952,213	46,078,100	34,838,667
Diluted	46,078,100	43,952,213	46,078,100	39,651,307

The accompanying notes are an integral part of these consolidated financial statements

Patch International Inc.
Consolidated Statements of Cash Flows
(Unaudited)

(U.S. Dollars)	Three months ended February 28,		Nine months ended February 28,
	2009	2008	2009	2008
Operating Activities
Net income (loss)	$(985,916)	$(1,585,476)	$(40,693,743)	$14,925,825
Adjustment of items not involving cash
Depreciation, accretion and impairment of oil and gas assets	25,680	1,729,491	29,258,008	1,749,798
Stock-based compensation	-	215,738	2,407,265	986,874
Financing costs	-	306,231	-	946,853
Holding gain on exchangeable shares and special warrants	-	-	-	(18,178,828)
Holding loss on marketable securities	(2,261)	56,871	86,289	729,621
Loss (gain) on foreign exchange	931,832	(957,037)	9,243,671	(3,870,352)
Deferred income taxes	-	(732,225)	-	(288,918)
Decrease (increase) in accounts receivable	(55,950)	263,114	67,174	(44,199)
Decrease (increase) in prepaid expenses and other	10,159	10,713	94,638	(208,143)
Decrease in due from related parties	169	(174)	1,690	1,912
Decrease in accounts payable and accrued liabilities	(98,205)	(354,025)	(487,564)	(1,507,310)
Increase (decrease) in income taxes payable	32,655	200,040	(921,297)	389,542
Net cash used in operating activities	(141,837)	(846,739)	(943,869)	(4,367,325)
Investing Activities
Purchase of equipment	-	-	-	(38,132)
Oil and gas interests	-	(42,301)	-	(973,357)
Net cash used in investing activities	-	(42,301)	-	(1,011,489)
Effect of exchange rate changes on cash	(2,957)	64,833	22,803	366,065
Change in cash and cash equivalents for the period	(144,794)	(824,207)	(921,066)	(5,012,749)
Cash and cash equivalents, beginning of period	244,192	2,401,924	1,020,464	6,590,466
Cash and cash equivalents, end of period	99,398	1,577,717	$99,398	$1,577,717
CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash in bank	-	12,159	-	12,159
Term deposits in Canadian Chartered bank	99,398	1,565,558	99,398	1,565,558
	99,398	$1,577,717	$99,398	$1,577,717
SUPPLEMENTAL CASH FLOW INFORMATION
Taxes paid	-	$-	$-	$-
Interest paid	-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Patch International Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(Unaudited)

								Accumulated
							Stock	Other	Retained	Total
	Preferred Stock		Common Stock		Exchangeable	Additional Paid	Subscriptions	Comprehensive	Earnings	Stockholders'
	Shares	Amount	Shares	Amount	Shares	In Capital	Receivable	Income (Loss)	(Deficit)	Equity
Balance, May 31, 2007	-	$-	20,239,774	$20,240	$-	$10,111,507	$(38,500)	$837,870	$(17,637,974)	$(6,706,857)
Conversion of special warrants and flow-through shares	-	$-	12,955,750	$13,122	$-	$15,629,382	$-	$-	$-	$15,642,504
Conversion of bonus warrants	-	$-	166,040	$-	$-	$-	$-	$-	$-	$-
Conversion of bonus warrants	-	$-	664,160	$664	$-	$(664)	$-	$-	$-	$-
Reclassify exchangeable shares to equity (note 9)	-	$-	-	$-	$12,507,376	$-	$-	$-	$-	$12,507,376
Recovery of stock subscriptons receivable	-	$-	-	$-	$-	$-	$38,500	$-	$-	$38,500
Share issuance costs	-	$-	-	$-	$-	$(1,898)	$-	$-	$-	$(1,898)
Stock-based compensation	-	$-	-	$-	$-	$1,926,520	$-	$-	$-	$1,926,520
Conversion of exchangeable shares	-	$-	1,750,000	$1,750	$(2,205,000)	$2,203,250	$-	$-	$-	$-
Other comprehensive income	-	$-	-	$-	$-	$-	$-	$58,598	$-	$58,598
Net income for the year	-	$-	-	$-	$-	$-	$-	$-	$11,868,208	$11,868,208
Balance, May 31, 2008	-	$-	35,775,724	$35,776	$10,302,376	$29,868,097	$-	$896,468	$(5,769,766)	$35,332,951
Stock-based compensation	-	$-	-	$-	$-	$2,407,265	$-	$-	$-	$2,407,265
Other comprehensive income	-	$-	-	$-	$-	$-	$-	$570,317	$-	$570,317
Net loss for the period	-	$-	-	$-	$-	$-	$-	$-	$(40,693,743)	$(40,693,743)
Balance, February 28, 2009	-	$-	35,775,724	$35,776	10,302,376	$32,275,362	$-	$1,466,785	$(46,463,509)	(2,383,210)

The accompanying notes are an integral part of these consolidated financial statements

Patch International Inc.

Notes to the Consolidated Financial Statements

February 28, 2009

(Unaudited)

1.

ORGANIZATION AND NATURE OF OPERATIONS

Patch International, Inc. (the “Company”) is involved in the exploration, development and production of oil and natural gas. These activities are conducted in Canada through its wholly owned subsidiary, Patch Energy Inc.

The Company was incorporated in the State of Nevada on June 20, 1997.  Effective June 15, 2004, the Company changed its domicile from Utah to Nevada.  On May 30, 2008, the stockholders of the Company adopted a resolution at a special meeting to change its jurisdiction of in Company from the state of Nevada to the province of Alberta, Canada and the change became effective on September 2, 2008.

2.

FUTURE OPERATIONS,  BASIS OF PRESENTATION AND USE OF ESTIMATES

The interim financial statements of the Company have been prepared by management, without audit or review by the Company’s auditor. Unless otherwise stated, all amounts are in US dollars.

The Company’s financial statements as at and for the period ended February 28, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Presently the Company has a significant working capital deficiency, no significant production revenue, has incurred negative cash flows from operations, and at this time all overhead expenses and exploration activities are financed by way of equity. Continuing operations and the recovery of petroleum property costs is dependent on the Company’s ability to access sufficient funds to continue operations, identify commercial oil reserves, generate profitable operations and complete development activities. The Company is seeking to merge with or be acquired by a partner with sufficient capital to develop its assets.  To this end, the Company has engaged CIBC World Markets Inc. as its financial advisor.

The Company’s ability to continue as a going concern is dependent upon obtaining the necessary financing to conduct operations and complete development activities and generate profitable operations from its oil interests in the future. The Company used $5.0 million of cash flow in its operating activities for the year ended May 31, 2008. In addition at February 28, 2009 it had a working capital deficiency of $3,020,127 (including taxes payable of $2.5 million) and had an accumulated deficit of $46,463,509. The ultimate development of the Company’s oil and gas projects, if proven commercial, will require additional funding and the Company’s existing cash balance and cash flow from operating activities may not be sufficient to satisfy its current obligations and meet its capital investment commitments. The Company intends to explore the availability of obtaining additional funding and the magnitude of its discretionary capital expenditure program will be dependant on such funding.  The outcome of these matters cannot be predicted with certainty at this time.

There is substantial doubt with respect to the Company’s ability to continue as a going concern. If the Company is not able to realize its assets and settle its liabilities and commitments in the normal course of operations, these consolidated financial statements would require adjustments to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

The unaudited consolidated financial information furnished herein reflects all adjustments, which in the opinion of management, are necessary to fairly state the Company’s consolidated financial position and the results of its consolidated operations for the periods presented.  This report should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended May 31, 2008.  The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.  Accordingly, footnote disclosure, which would substantially duplicate the disclosure contained in the Company’s consolidated financial statements and notes thereto for the fiscal year ended May 31, 2008, has been omitted.  The results of operations for the three months and nine months ended February 28, 2009 are not necessarily indicative of results that may be expected for the fiscal year ending May 31, 2009.

The interim financial statements of the Company have been prepared by management in accordance with United States generally accepted accounting principles (US GAAP). These accounting principles require management to use estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period.  Management reviews its estimates, including those related to the carrying value of oil and gas properties, estimates of future dismantlement costs, income taxes and litigation.  Actual results could differ from those estimates.  In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included in these financial statements.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the interim consolidated financial statements in accordance with US GAAP are the same as those used to prepare the annual financial statements.

Recent U.S. Accounting Pronouncements

The following accounting pronouncements have been recently issued:

In December 2007, the FASB issued SFAS 141R, "Business Combinations" and SFAS 160, "NonControlling Interests in Consolidated Financial Statements". The new statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests to be reported as a component of equity, which changes the accounting or transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008. Management is in the process of reviewing the requirements of this recent statement.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  The Company is currently evaluating the impact that SFAS No. 159 may have on the financial position, results of operations and cash flows of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In February 2008, the FASB issued SFAS No. 157-2, “Effective Date of FASB Statement No. 157”.  This FASB Staff Position (FSP) delays the effective date of FASB Statement No. 157, “Fair Value Measurements”, for non-financial assets and non-financial liabilities, except for items that are recognized at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008.  The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or may arise, from the application of FASB Statement No. 157.

FASB Statement No. 161, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows.  The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments.  The Statement expands the current disclosure framework in Statement 133.  Statement 161 is effective prospectively for periods beginning on or after November 15, 2008.  The Company plans to provide these additional disclosures in the first quarter of 2009.

In May 2008, the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”).  FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present fairly in conformity with generally accepted accounting principles’”.  The Company is currently evaluating the potential impact, if any, of the adoption of FAS 162 on its consolidated financial statements.

4.

OIL AND GAS INTERESTS

	February 28,	May 31,
	2009	2008
Balance beginning of the period	$39,197,000	$37,658,925
Expenditures and acquisitions	-	1,441,333
Foreign currency translation adjustment	(8,635,101)	3,303,728
Dispositions	-	-
Depletion, depreciation and impairment of oil and gas properties	(29,182,164)	(2,419,860)
Dry well and abandoned interests	-	(684,563)
Geological and geophysical costs	-	(102,563)
Balance end of the period	$1,379,735	$39,197,000

All properties owned by the Company are classified as unproved properties as no proven reserves exist.  All activity relating to Oil and Gas Interests by the Company is located in Canada.

In accordance with successful efforts accounting for oil and gas interests the Company has expensed all geological and geophysical costs incurred and the drilling costs associated with the Firebag properties as the drilling results on the property did not support recoverability of these costs. The Company conducts an impairment review of oil and gas properties quarterly. This review considers a number of factors which included, weakening commodity prices, uncertainty regarding the future cost and timing of the development of the properties, valuations of oil and gas properties based other recently completed transactions and valuations of other comparable oilsands focused companies, and weakened capital markets especially relating to oilsands resource plays. As a result, an impairment write-down of $28,653,964 was recorded during the quarter ended November 30, 2008.  In the event that commodity prices weaken further the Company may be required to record further write-downs in the future.

5.

MARKETABLE SECURITIES

As a part of a sale of assets to Great Northern Oilsands Inc. (“GNOS”), the Company received 1,000,000 Rule 144 restricted common shares of GNOS with a value of $1,956,990.  Following share restructurings and a name change to New Asia Gold Company, the Company holds 50,000 shares of New Asia Gold Company at February 28, 2009 with a market value for the shares at November 30, 2009 of approximately $100 (May 31, 2008 - $100,122).  The holding loss for the period ended February 28, 2009 is $86,289.  These are classified as marketable securities.

	Market Value
	February 28, 2009	May 31, 2008
50,000 ordinary shares -- New Asia Gold Corporation	$100	$100,122

6.

JOINT VENTURE RECEIVABLE

Pursuant to the terms of the Farmout Agreement on the Dover (Ells) property, the Company has earned an 80% working interest in the joint lands by drilling 16 evaluation wells on the property.  Subsequent to meeting its earning requirements the Company drilled an additional 3 evaluation wells on the property.  The Company is responsible for its 80% share of the costs of these 3 additional evaluation wells and pursuant to the terms of the Farmout Agreement the Company is obligated to finance its joint venture partner for its 20% share of the costs of these 3 additional evaluation wells.  The joint venture partner’s share of the additional well costs will be repaid upon the earlier of the sale of the Company’s interest in the property or 10 years from the abandonment of these 3 additional wells.  Interest shall accrue on the outstanding amount at the Bank of Canada’s prime rate plus 1% until the amount is repaid.  At February 28, 2009, the amount owing to the Company is $276,958 (May 31, 2008 - $339,388).

7.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company’s net ownership in wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods.  At February 28, 2009, the total undiscounted value of the total asset retirement obligation is estimated to be $160,354.  These payments are expected to be made over the next 2 years.  The Company’s credit adjusted risk free rate of 6.5 percent and an inflation rate of 3.0 percent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Company’s asset retirement obligations:

	Nine months ended	Year ended
	February 28, 2009	May 31, 2008
Balance, beginning of period	$148,134	$129,959
Revisions/foreign currency adjustment	(33,282)	10,794
Accretion	6,440	7,381
Balance, end of period	$121,292	$148,134

8.

SHARE CAPITAL

a)

Common shares

Authorized: 300,000,000 common shares with par value of $0.01 per share

	Number	Amount
	of Shares	$000's

Balance, May 31, 2007	20,239,774	20,240
Conversion of special and flow-through warrants (Note 9)	12,955,750	13,122
Conversion of bonus warrants (Note 9)	166,040	-
Conversion of bonus warrants (Note 9)	664,160	664
Conversion of exchangeable shares	1,750,000	1,750
Balance, May 31 2008 and February 28, 2009	35,775,724	35,776

b)

Preferred shares

The Company authorized two classes of preferred voting stock during the year ended May 31, 2007 as follows: one share of Class A Preferred Voting Stock, par value of $0.01 per share, and 10,000 shares of Class B Preferred Voting Stock, par value of $0.01 per share.

The Class A Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class A Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the former shareholders of Damascus.  The maximum number of votes attached to this Class A Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share and at that time outstanding are then exchangeable, which is 8,176,489 as of the date of these financial statements.  The Class A Preferred Voting Share may be voted by proxy on all matters that may properly come before a meeting of the Company’s common shareholders. Prior to delivering a Class A Preferred Voting Share proxy, the trustee of the Class A Preferred Voting Share shall be obligated to determine the manner in which the holders of the then outstanding Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share would vote on each matter put before the meeting of common shareholders.  The holder of the Class A Preferred Voting Share is then obligated to complete the Class A Preferred Voting Share proxy and record as votes in favour of the matter that number of votes equal to the number of common shares into which the Exchangeable Shares which voted in favour of the matter are then exchangeable and record as votes against the matter that number of votes equal to the number of the common shares into which the Exchangeable Shares which voted against the matter are then exchangeable.  The trustee is not entitled to cast any vote (either positive or negative) for which proxies have not been returned by the holder of the Exchangeable Shares.

The Company has also designated 10,000 shares of Class B Preferred Voting Stock, of which one share is issued and outstanding.  The Class B Preferred Voting Stock has no dividend or liquidation preferences over common stock holders.  This Class B Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the shareholders of 1289307 Alberta Ltd.  The maximum number of votes attached to this Class B Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class B Preferred Voting Share and at that time outstanding are then exchangeable, which is 500,000 as of the date of this financial statement.  Except for the number of votes, the Class B Preferred Voting Stock is identical to the Class A Preferred Voting Stock.

c)

Stock Options

All stock options were cancelled on October 31, 2008.

A summary of the Company’s stock option activity is as follows:

	February 28, 2009		February 29, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Balance, beginning of period	4,250,000	$1.01	3,225,000	$1.40
Granted	-		1,490,000	0.40
Expired	-		-
Forfeited	-		(465,000)	$1.75
Cancelled	(4,250,000)	$1.01	-
Exercised	-		-
Balance, end of period	-		4,250,000	$1.01
Exerciseable, end of period	-		-	$-

A summary of the status of the Company’s nonvested options as of November 30, 2008, and changes during the period ended November 30, 2008, is presented below:

		Weighted
		Average
	Number of Options	Exercise Price

Nonvested at May 31, 2008	3,116,667	$1.40
Cancelled	(3,116,667)	$1.40
Febraury 28,2009	-

During the nine months ended February 28, 2009 and the six months ended November 30, 2008, stock-based compensation of $2,407,265 (2007 - $986,874) relating to the cancellation of options referred to above was recorded and expensed, and has been included in general and administrative expenses.

As of February 28, 2009, there was zero unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.

No options were exercised during 2008. No options were granted in the nine months ended February 28, 2009.

9.

SPECIAL WARRANTS AND FLOW-THROUGH SPECIAL WARRANTS

On February 27, 2007, the Company completed a private placement of 8,302,000 Special Warrants at $1.50 per Special Warrant, and 4,653,750 Flow-through Special Warrants at $1.65 per Flow-through Special Warrant for total gross proceeds of $20,131,687. Net proceeds of $18,759,033 were received, after commissions and professional fees paid. Of the Flow-through Special Warrants, 4,408,750 were issued on a brokered basis, and 245,000 were issued on a non-brokered basis.

Each Special Warrant entitled the holder to acquire one Unit of the Company, for no additional consideration.  Each Unit consists of one share of the Company’s common stock, subject to the Company increasing its authorized number of shares of common stock and one common share Bonus Warrant.  Each Bonus Warrant entitles the holder to receive, without additional consideration, up to 0.10 shares or 830,200 of the Company’s common stock, subject to the Company not completing certain filings on or before April 28, 2007 and not, (i) becoming a “reporting issuer” in any province or territory of Canada; (ii) having a registration statement declared effective in the United States; and (iii) having its common stock listed on the TSX Venture Exchange or Toronto Stock Exchange on or before September 25, 2007.  Financing costs of $298,872 has been recorded for the year ended May 31, 2007 (May 31, 2006 – Nil) which represents the market value of the Company’s common stock issued to satisfy the exercise of the Bonus Warrants at the date the Bonus Warrants became exercisable.

Each Flow-through Special Warrant entitles the holder to acquire, for no additional consideration, one share of the Company’s common stock upon the Company increasing its authorized number of shares of the Company’s common stock.

On September 14, 2007, the Company received shareholder approval to increase its authorized capital stock and the Special Warrants, Flow-through Special Warrants and the 166,040 Bonus Warrants which were issuable as the result of the Company not meeting its April 28, 2007 filing deadlines, as described above, were issued and converted into 13,121,790 common shares of the Company, without additional consideration.  An additional 664,160 Bonus Warrants were converted into 664,160 shares of the Company’s common stock, without additional consideration, as the September 25, 2007 filing deadlines were also not met by the Company. The fair value of the bonus warrants has been expensed.

The Company paid $1,183,646 in cash commissions to the agents and issued non-transferable agents’ warrants to purchase up to 762,645 shares of the Company’s common stock at an exercise price of $1.50 per share on the later of:  (i) February 27, 2008; and (ii) six months from the date the securities issued under the private placement are free from trading restrictions in the United States and Canada, but no later than February 27, 2009. The fair value of the Agents’ warrants of $1,281,244 was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 138%; risk free interest rate of 4.54%; and expected life of 2 years.  For the year ended May 31, 2008, $946,853 has been determined to be the fair value representing the vested portion of the Agents’ warrants and has been included in financing costs.

Prior to September 14, 2007, the Company had accounted for the net proceeds received from the sale of the Special Warrants and the Flow-through Special Warrants and the value of the Bonus Warrants as a liability on the face of the balance sheet.  In accordance with EITF–00-19, the Company determined that share settlement of the Special Warrants, Flow-through Special Warrants and Bonus Warrants is not within the control of the Company, as shareholder approval is required, and therefore, the value of these instruments is classified as a liability and was fair valued at September 14, 2007, using the market price of $1.26 per share.  Upon receipt of the required approvals, this amount was reclassified to additional paid in capital ($15,629,382) and common stock ($13,122), each a component of stockholder’s equity.

	Issued	Issue Price	$

Special Warrants	8,302,000	$1.50	12,453,000
Flow-through Special Warrants	4,653,750	$1.65	7,678,687
	12,955,750		20,131,687
Less: Commissions and professional fees	-		(1,372,654)
Net proceeds			18,759,033
Agent's Warrants	762,645		334,391
Bonus warrants	166,040		298,872
	13,884,435		19,392,296
Fair value adjustments:
Special Warrants and Flow-through Special Warrants	-		7,113,196
Agent's Warrants	-		(37,819)
Bonus Warrants	-		38,189
Balance, May 31, 2007	13,884,435		26,505,862

Agent's warrants	-		370,137
Fair value adjustments:
Special Warrants and Flow-through Special Warrants	-		(10,920,639)
Agent's Warrants	-		(127,850)
Bonus Warrants	-		(185,006)
Balance, September 14, 2007	13,884,435		15,642,504
less transferred to shareholders' equity			(15,642,504)
			-

As at February 28, 2009, the fair value of the agents warrants as described above of $168,722 is included in additional paid in capital.

10.

OTHER COMPREHENSIVE INCOME / (LOSS)

Components of other comprehensive income (loss) are as follows:

	Three months ended		Nine months ended
	February 28, 2009	February 28, 2008	February 29, 2009	February 28, 2009

Foreign currency translation adjustment	$47,977	$(40,704)	$570,317	$62,381
Other comprehensive income	$47,977	$(40,704)	$570,317	$62,381

11.

CONTINGENCIES

The Company has received three claims relating to work performed with respect to its 2007/2008 winter drilling program.  These claims total $1.5 million (Cdn$1.9 million).  As these activities were not authorized by the Company, it is management’s view that the claims are without merit.  Amounts paid, if any, by the Company to settle this dispute will be recorded when the amounts become known.

12.

RELATED PARTY TRANSACTIONS

a)

Related parties comprise a former director and officer and companies with common management and directorships.  Related party amounts are unsecured with no fixed terms of interest.  At February 28, 2009, $1, 005,989 (May 31, 2008 - $1,007,697) was due from a former director of the Company.

b)

During the year ended May 31, 2007, a then officer and the then sole director of the Company earned a fee of $1,000,000 for the facilitation of the acquisition by the Company of the Firebag Oil Sands Project owned by 1289307 Alberta Ltd. These properties were previously owned by a company controlled by this former officer who was at the time the sole director of the Company. The timing of payment is based on the completion of certain conditions.

c)

During the year ended May 31, 2008, the Company advanced $66,726 on behalf of another company with respect to rent on office space. A former director of the Company is also a director of the other company. As at November 30, 2008, the full amount remained outstanding and the Company has made a full provision against the amount as a result of the uncertainty of collectibility.

The above transactions have been measured in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Patch International Inc

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended February 28, 2009.

This discussion and analysis of financial condition and results of operations for the three and nine months ended February 28, 2009  should be read in conjunction with the interim unaudited financial statements and notes thereto for three and nine months ended February 28, 2009, the audited financial statements of Patch International Inc (“Patch” or the “Company”), notes thereto and the Management Discussion and Analysis of the Company for the years ended May 31, 2008 and 2007.  The financial statements include the accounts of Patch and the accounts of its wholly owned Canadian subsidiary, Patch Energy Inc. The financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) and are expressed in US Dollars. Additional information relating to the Company is available through EDGAR via www.sec.gov, and on SEDAR at www.sedar.com.

This Management’s Discussion and Analysis is dated as of April 28, 2009. Unless otherwise indicated, all dollar amounts are expressed in US dollars.

OVERVIEW

In March 2004, the Company consummated an arrangement agreement with Patch Energy Inc. (“Energy”) through which the Company acquired Energy, then a privately held oil and gas company continued under the laws of Canada, in a stock-for-stock transaction.  In February 2006, the Company, through Energy, formed a new subsidiary, Patch Oilsands Ltd. (“Oilsands”), and Patch Oilsands Limited Partnership (“Partnership”) in which the Company owned 75% of the Limited Partnership units.  Oilsands managed the Partnership in its capacity as general partner.

In December 2006, the Company completed the acquisition of Damascus Energy Inc., a private Alberta corporation (“Damascus”) and related party.  By acquiring Damascus, the Company received the right to earn up to an 80% working interest in 32 contiguous square miles of land located in the Fort McMurray area of central Alberta, Canada (the “Dover Oil Sands Project”) under a farmout agreement between Damascus and Bounty Developments Ltd. (“Bounty”).

In January 2007, the Company completed our acquisition of 1289307 Alberta Ltd. (“1289307”), a private corporation incorporated under the laws of Alberta.  By acquiring 1289307, the Company received the right to earn up to a 75% working interest in 18 square miles of 100% owned land, representing 11,520 acres in the Fort McMurray area of central Alberta, Canada, pursuant to a farmout agreement with Bounty. (the “Firebag Oil Sands Project”), In March 2007, the Company disposed of the majority of our conventional oil and gas assets together with our entire interest in Oilsands and the Partnership in exchange for $778,590 and 1,000,000 restricted shares of Great Northern Oilsands Inc. common stock, which were valued at $1,816,710. Effective June 1, 2007, Damascus and 1289307 were merged into Energy.

In January 2008, the Company’s board of directors unanimously approved and initiated a process to review strategic alternatives to maximize stockholder value.  The board of directors retained CIBC World Markets Inc. as its exclusive financial advisor to assist in exploring strategic alternatives.  These alternatives include the sale of the company, merger, reorganization or such other alternatives that are considered to be in the best interest of Patch stockholders and intended to improve the Company’s financing options and enable the Company to develop its properties.  The Board of Directors remains committed to maximizing stockholder value as a result of this process.  The Company has received no firm offer with respect to a transaction. There is no assurance that a strategic alternative transaction, such as sale or merger of the Company, will be completed. Indeed as a result of recent significant decreases in commodity prices, the cancellation or deferral of several oilsands related projects, and overall weakness in the capital markets and related company market valuations, the risks associated with the ability to complete a transaction have increased.

The Company believes that significant additional financing is required to continue to develop its properties. Without an alternative transaction or financing, there is substantial doubt with respect to the Company’s ability to continue as a going concern.

1

Patch International Inc

Financial overview

The Company incurred a net loss of $40.7 million for the nine months ended February 28, 2009 compared to net income of $14.9 million for the nine months ended February 29, 2008. The significant change reflects a significant impairment write-down of $29.2 million relating to the Company’s oil and gas properties, ongoing, reduced general and administrative costs, interest on taxes payable, significant stock based compensation expense as a result of the cancellation of all stock options, an unrealized foreign exchange loss of $9.2 million as a result of the decreased value of the Canadian dollar compared to the US dollar, and a write down of marketable securities, offset by a $1.2 million exchange gain on foreign taxes payable. Included in 2008 was an $18.2 million holding gain on exchangeable shares and warrants and a foreign exchange gain of $3.9 million.

The net loss of $985,919 for the three months ended February 28, 2009, compared to a net loss of $1,585,476 for the three months ended February 29, 2008, reflects ongoing, reduced general and administrative costs, interest on taxes payable, and an unrealized foreign exchange loss as a result of the decreased value of the Canadian dollar compared to the US dollar and stock based compensation expense, offset by a foreign exchange gain of $50,959 on foreign taxes payable as a result of decreased value of the Australian dollar compared to the US dollar. Included in the three months ended February 29, 2008 was $56,871 of holding loss on exchangeable shares and warrants, financing costs of $306,231 and a foreign exchange loss of $957,037.

Results of Operations

Interest income was $6,358 for the nine months ended February 28, 2009 compared to $119,512 during the nine months ended February 29, 2008. Interest income was $nil for the three months ended February 28, 2009 compared to $20,218 during the three months ended February 29, 2008. The decreases reflect lower cash balances and nominal interest rates in 2009.

General and administrative costs for the nine months ended February 28, 2009 totaled $3,033,430 compared to $2,919,070 during the comparable period of 2008.  The net increase in general and administrative costs principally relates to increased stock based compensation expense, offset by lower administrative  costs due to decreased activity levels and reduced staff levels.  Included in general and administrative costs was non cash, stock-based compensation of $2,407,265 for the nine months ended February 28, 2009 compared to $986,874 during the previous year.  The expense relates to options granted in prior periods and a one time expense as a result of the cancellation of all stock options on October 31, 2008.

General and administrative costs for the three months ended February 28, 2009 were a recovery of $2,014 compared to $872,058 during the comparable period of 2008.  The net decrease relates principally to no stock based compensation expense during the period, together with the reversal of over accruals from prior periods.

Interest expense of $293,072 and $83,614 for the nine and three months ended February 28, 2009 respectively, (2008 – $111,295 for both periods) represents accrued interest on outstanding income tax payable, and relates to the Australian taxes payable on the previously recorded gain from the sale of the Pharmaxis Ltd. shares.

Depreciation, accretion and impairment of oil and gas interests was $29,258,008 during the nine months ended February 28, 2009 compared to $20,307 during the nine months ended February 29, 2008. The Company recorded an impairment write-down of $29,182,164 on its oil and gas assets during the quarter ended November 30, 2008. This write down was the result of a number of factors which included, weakening commodity prices, uncertainty regarding the future cost and timing of the development of the properties, valuations of oil and gas properties based upon other recently completed transactions, valuations of other comparable oilsands focused companies, and weakened capital markets especially relating to oilsands resource plays. The increase in depreciation reflects the write-off of leasehold improvements and old computer equipment, recorded during the second quarter and during the three months ended February 28, 2009. No dry hole costs or geological and geophysical costs were incurred during the period since the Company has ceased exploration activities at this time.

There were no financing costs during the three or nine months ended February 28, 2009. During the three and nine months ended February 29, 2008 the Company recorded financing costs of $306,231 and $946,853 respectively, which were associated with the amortization of the Black-Scholes fair value of the Agents’ Warrants issued in connection with a previous private placement of Special Warrants and Flow-through Special Warrants.

2

Patch International Inc

During nine months ended February 29, 2008, the Company recorded a holding gain $18,178,828 respectively, resulting from the difference between the fair market value of the Exchangeable Shares, Special Warrants, Flow-through Special Warrants, Agents’ Warrants, and Bonus Warrants at November 2007 and the recorded values at May 31, 2007.  This was recorded as at November 30, 2008. No gain or loss was recorded during nine months ended February 28, 2009 following shareholder approval of the issuance of shares in September 2007.

The Company recorded a holding loss on marketable securities of $86,289 relating to the shares that the Company hold in Great Northern Oilsands Inc. (as described in Note 5 of the unaudited Consolidated Financial Statements) compared to $729,621 during the nine months ended February 29, 2008.  The holding loss is the result of the decrease in the market value of the Great Northern common stock the Company received in the sale of the Company’s assets to Great Northern.

The Company recorded a loss on foreign exchange on the intercompany account between Patch International and Patch Energy of $9,243,671 during the nine months ended February 28, 2009 compared to a gain of $2,913,315 during 2008, as a result of the depreciation in the value of the Canadian dollar in comparison to the United States dollar.  A foreign exchange gain of $1,214,369 was recorded for the nine months ended February 28, 2009, relating to the Australian taxes payable on the prior year capital gain from the sale of the Pharmaxis Ltd. Shares, due to the strengthening of the United States dollar compared to the Australian dollar. During the three months ended February 28, 2009 the loss on foreign exchange on the intercompany account was $931,832 and the foreign exchange gain relating to the Australian taxes payable was $50,959, for the same reasons as stated above.

Other comprehensive income for nine months ended February 28, 2009 comprised a foreign currency translation adjustment gain of $570,317 compared to a gain of $62,381 in 2008.

The Comprehensive loss for the nine months ended February 28, 2009 was $40,123,426 as compared to comprehensive income of $14,988,206 during the nine months ended February 29, 2008.

QUARTERLY COMPARISON

The following table summarizes financial results for the stated quarters, and has been prepared in accordance with generally accepted accounting principles, with all figures expressed in U.S. dollars:

	28-Feb	3-Nov0	31-Aug	31-May	29-Feb	30-Nov	31-Aug	31-May
	2009	2008	2008	2008	2008	2007	2007	2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	$	$	$	$	$	$	$	$

Interest income	(27)	2,354	4,031	22	20,218	3,069	5,063	2,843

Net (loss) income	(985,919)	(36,110,253)	(3,597,577)	(5,992,752)	(1,585,476)	423,727	16,024,304	(23,906,246)
								-
								-
Net (loss) income per share								-
Basic	(0.02)	(0.78)	(0.08)	(0.16)	(0.04)	0.01	0.79	(1.36)
Diluted	(0.02)	(0.78)	(0.08)	(0.16)	(0.04)	0.01	0.36	(1.36)

The net loss in the quarter ended November 30, 2008 reflects an impairment write-down of oil and gas interests, discussed previously above.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources

During the nine months ended February 28, 2009 the Company used cash of $943,869 in operating activities compared to $4,367,325 during the nine months ended February 29, 2008.  The decrease reflects significant reductions in general and administrative costs, dry hole costs and geological and geophysical costs, and related working capital changes.  During the three months ended February 28, 2009 the Company used cash of $141,837 in operating activities compared to $846,739 during the three months ended February 29, 2008.  The decrease reflects continued lower activity levels during the quarter.

3

Patch International Inc

No funds were used in investing activities during the nine months ended February 28, 2009 compared to $1,011,489 expended on oil and gas interests in 2008.

Patch’s working capital deficiency position at February 28, 2009 was $3,020,127 compared to $3,344,421 at May 31, 2008. The cash position at February 28, 2009 was $99,398 compared to $1,020,464 at May 31, 2008. The decrease in the working capital deficiency is principally due to the foreign exchange effect of the Australian dollar denominated income taxes payable being translated into the United States reporting currency at the current rate. The reduction in cash reflects general and administrative costs and the payment of accounts payable during the period.

The financial statements as at and for the period ended February 28, 2009 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Additional financing will be required to fund future capital expenditures and to pay the Company’s corporate obligations over the next 12 months. Presently the Company has a significant working capital deficiency, no production revenue, negative cash flow from operations, and at this time all overhead expenses and exploration activities are financed from existing cash, which is derived through the proceeds from the sale of equity securities.  Continuing operations and the recovery of petroleum property costs is dependent up on the Company’s ability to access sufficient funds to continue operations, identify commercial oil reserves, generate profitable operations and complete development activities.

The ultimate development of the Company’s oil and gas projects, if proven commercial, will require additional funding and the existing cash balance and negative cash flow from operating activities casts doubt on the Company’s ability satisfy our current obligations and meet our capital investment commitments.  The Company is also reviewing its strategic alternatives.  The future development of the Company’s properties and magnitude of its discretionary capital expenditure program will be dependent on the results of these efforts.  The outcome of these matters cannot be predicted with certainty at this time. There can be no assurance that financing, whether debt or equity, will be available to the Company in the amount required at any particular time or for any period and, if available, that it can be obtained on terms satisfactory to it.

EQUITY

As at February 28, 2009 shareholders’ equity was as deficiency of $2,383,210 compared to $35.3 million as at May 31, 2008. The change reflects the significant loss for the period and an increase of $522,340 in accumulated other comprehensive income.

There are 30,368,336 Common Shares and 10,302,376 Exchangeable Shares issued and outstanding at February 28, 2009 and May 31, 2008.

Patch has paid no dividends.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s historical consolidated financial statements and notes to the historical consolidated financial statements contain information that is pertinent to the management’s discussion and analysis of financial condition and results of operations. Preparation of financial statements in conformity with US GAAP requires that management makes estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. However, the accounting principles used by the Company generally does not change reported cash flows or liquidity. Interpretation of the existing rules must be done and judgments made on how the specifics of a given rule apply to the Company.

In management’s opinion, the more significant reporting areas impacted by management’s judgments and estimates are the choice of accounting method for oil and natural gas activities, oil and natural gas reserve estimation, asset retirement obligations and impairment of assets. Management’s judgments and estimates in these areas are based on information available from both internal and external sources, including engineers, geologists and historical experience in similar matters. Actual results could differ from the estimates, as additional information becomes known.

4

Patch International Inc

There have been no material changes in the Company’s critical accounting policies and procedures during the nine months ended February 28, 2009. See the Company’s disclosure of critical accounting policies in the consolidated financial statements on the Company’s form 10-K registration statement containing the Company’s audited financial statements for the year ended May 31, 2008.

RELATED PARTY TRANSACTIONS

a)

Related parties comprise a former director and officer and companies connected with this former director and officer.  Related party amounts are unsecured with no fixed terms of interest.  At February 28, 2009, $1,006,158 (May 31, 2008 - $1,009,697) was due from a former director of the Company.

b)

During the year ended May 31, 2007, a then officer and the then sole director of the Company earned a fee of $1,000,000 for the facilitation of the acquisition by the Company of the Firebag Oil Sands Project owned by 1289307 Alberta Ltd. These properties were previously owned by a company controlled by this former officer who was at the time the sole director of the Company. The timing of payment is based on the completion of certain conditions.

c)

During the year ended May 31, 2008, the Company advanced $66,726 on behalf of another company with respect to rent on office space. A former director of the Company is also a director of the other company. As at November 30, 2008, the full amount remained outstanding and the Company has made a full provision against the amount as a result of the uncertainty of collectibility.

The above transactions have been measured in the financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has no contractual obligations or commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS AND SUBSEQUENT EVENTS

None.

RISKS

The Company has incurred cumulative net losses since its inception and has a working capital deficiency. The Company's success depends on its being able to continue its ongoing and future operations. Without completing a strategic transaction or financing as discussed previously, there is substantial doubt with respect to the Company’s ability to continue as a going concern.  The Company's business is subject to a number of risks which are beyond the Company's control.  These risks can be categorized as operational, financial and regulatory risks.  In addition, certain directors and officers of the Company are involved with other firms, some of which may have interests that conflict with the interests of the Company.

Operational risks include successfully finding and developing oil and natural gas reserves economically, marketing the production from these reserves, product deliverability uncertainties (including as to having satisfactory transportation arrangements), hiring and retaining skilled employees and contractors necessary to continue the Company's ongoing and future operations and conducting these operations in a cost effective and safe manner.  Failure to manage these operational risks may prevent the Company from pursuing its ongoing and future operations.

Financial risks include the Company being able to access equity and debt capital markets in order to satisfactorily fund its ongoing and future operations.  Failure to satisfactorily finance its operations may cause the Company to reduce or cease its oil and natural gas exploration and development activities or to reduce its interests in its properties.  Financial risks also arise from fluctuations in commodity prices, interest rates and foreign exchange rates.  The Company does not currently have a program in place that would hedge or otherwise mitigate the effect of these fluctuations.

5

Patch International Inc

Oil and natural gas exploration, development and production are subject to extensive environmental and other regulation.  Changes in government regulation may be costly to the Company and may cause some or all of its ongoing or future operations to be impracticable.

The Company monitors and responds to changes in these risk factors and adheres to regulations governing its operations.  Insurance is maintained at levels consistent with prudent industry practice in order to minimize risks to the Company, but the Company is not fully insured against all risks and not all risks are insurable.  The Company does not maintain "key man" insurance.

CAUTION REGARDING ESTIMATES

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  These statements relate to future events or to future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “will”, “project”, “should”, “believe”, “predict”, “targeting”, “seek”, “could”, “potential” and similar words.  Such forward-looking statements are based on certain assumptions and include, but are not limited to: statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; other development trends of the oil and gas industry; business strategy; expansion and growth of the Company's business and operations; and other such matters.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including, but not limited to:

•

exploration, development and production risks;

•

prices, markets and marketing of crude oil and natural gas;

•

substantial capital requirements;

•

competition;

•

reserves replacement;

•

government regulation and taxation; and

•

other factors discussed under "Risk" in this document.

The Company believes the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Statements relating to “reserves” or “resources” are deemed to be forward looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Forward-looking statements included herein should not be unduly relied upon.  These statements speak only as of the date of this document.  The Company does not undertake any obligation to publicly update or revise any forward looking statements unless required by applicable laws.  Any forward-looking information contained herein is expressly qualified by this cautionary statement.  The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in the Company.  Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

Additional information relating to the Company is available through EDGAR via www.sec.gov, and on SEDAR at www.sedar.com.

6

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Jason Dagenais, Chief Operating Officer and acting Chief Executive Officer and acting Chief Financial Officer of Patch International Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Patch International Inc. (the issuer) for the interim period ended February 28, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 4, 2009

(signed) “Jason Dagenais”

Jason Dagenais,

Chief Operating Officer and acting Chief Executive Officer

and acting Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and  internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the is issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that the processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and interim filings and other reports provided under securities legislation.